[JACKSON NATIONAL LIFE INSURANCE COMPANY OF NEW YORK LETTERHEAD]

June 18, 2007



U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: JNLNY Separate Account II
    File Nos. 333-86933 and 811-09577
    CIK: 0001076983
    Accession Number: 0000927730-07-000183

Dear Commissioners:

We are writing to request withdrawal of a withdrawal request filed previously pursuant to Rule 477 under the Securities Act of 1933. That withdrawal request was unnecessary as the filing it concerned was superseded with a subsequent 485BPOS filing.

Please call me at 517-367-3835 if you have any questions.

Respectfully,

ANTHONY L. DOWLING

Anthony L. Dowling
Senior Attorney